

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Tyler Reeder
President and Chief Executive Officer
ECP Environmental Growth Opportunities Corp.
40 Beechwood Road
Summit, New Jersey 07901

> **Re: ECP Environmental Growth Opportunities Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 26, 2021**
> **File No. 333-259335**

Dear Mr. Reeder:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed November 26, 2021

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Statements of Operations, page 107

1.   We note you eliminated historical basic and diluted earnings per share disclosures previously presented in the pro forma statements of operations on pages 107 and 108. Please revise the pro forma statements of operations to include historical basic and diluted earnings per share disclosures as required by Rule 11-02(a)(9) of Regulation S-X.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 111

2.   We note your response to prior comment one and the disclosures you provided in note 3(O) on page 113; however, based on the disclosed terms of the convertible notes, it is not

clear to us how the numbers of shares you disclosed were determined. Based on the current disclosures, it appears to us that the total implied conversion price was approximately $2.38. In addition, based on disclosures in the forepart of the filing, to the extent the additional $7 million in convertible notes issued to ECP were converted into 769,053 shares of the combined company, it appears to us that the implied conversion price for the remaining convertible notes was approximately $1.49. Please clarify or explain the appropriateness of the conversion price based on the disclosed terms of the convertible notes.

Proposal No. 5 - The Incentive Plan Proposal
New Equity Incentive Plan Benefits, page 146

3. We note your disclosure regarding a new Closing RSU Award to be granted to the Combined Company's CEO upon closing. It appears to us you should revise the pro forma financial statements to disclose and discuss the terms of this award and the accounting for the award. It also appears to us you should revise the pro forma financial statements to include adjustments necessary to record the expected impact of the award.

Fast Radius' Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 207

4. We note that during the nine months ended September 30, 2021 you adjust your non-GAAP financial measure, Adjusted EBITDA, for an accrual you recorded for customs duty owed to CBP. Although we note you recorded an additional accrual for customs duty during the quarter ended September 30, 2021, due to possible errors in prior periods, given that the expense appears to relate to normal cash operating costs necessary to operate your business, it appears to us that eliminating the expense from a non-GAAP performance measure is not appropriate and does not comply with Question 100.01 of the C&DIs related to Non-GAAP Financial Measures. Please clarify or revise.

Material U.S. Federal Income Tax Considerations, page 277

5. We note your response to prior comment 4. If you do not plan to obtain a tax opinion that the merger will qualify as a "reorganization" under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, revise your disclosure here and elsewhere to include a statement that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a Section 368 reorganization. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011).

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Anne McConnell, Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan J. Maierson